Exhibit 3.1
CERTIFICATE OF AMENDMENT
(PURSUANT TO NRS 78.385 AND 78.390)
Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 — After issuance of Stock)
1. Name of corporation:
STINGER SYSTEMS, INC.
2. The articles have been amended as follows (provide article numbers, if available):
ARTICLE IV HAS BEEN AMENDED TO READ IN ITS ENTIRETY AS FOLLOWS:
The Corporation shall have authority to issue One Hundred Fifty-One Million (151,000,000) shares of capital stock of which One Hundred Fifty Million (150,000,000) shares shall be designated “Common Stock,” par value of $0.001 per share, and One Million (1,000,000) shares shall be designated “Preferred Stock,” par value of $0.001 per share.
          Common Stock. Each share of Common Stock shall entitle the owner thereof to vote at the rate of one (1) vote for each share held. All persons who acquire shares of Common Stock in the Corporation shall acquire such shares subject to the provisions of these Articles of Incorporation and the Bylaws of the Corporation.
          Preferred Stock. The Board of Directors of the Corporation shall have authority to prescribe and issue the Preferred Stock in one or more series and to prescribe the number of shares constituting and the designation of each such series of Preferred Stock and the rights, voting powers, designations, preferences, privileges, limitations, dividend rights, dividend rates, conversion rights, terms of redemption (including sinking fund provisions), redemption prices, and liquidation preferences; provided, however, that, if more than one series of Preferred Stock is issued, the Board of Directors shall, by resolution, prescribe a distinguishing designation for each such series; and provided, further, that the rights prescribed by the Board of Directors with respect to voting powers, designations, preferences, limitations, restrictions, relative rights, and distinguishing designations must be described in a resolution of the Board of Directors prior to the issuance of such shares and a certificate describing such rights must be filed in accordance with Nevada law.
On the effective date of this Certificate of Amendment, the Corporation shall effect a reverse split in its issued and outstanding shares of Common Stock so that the shares currently issued and outstanding shall be reverse split, or consolidated, on a 1-for-5 basis, and stockholders shall receive one share of the Corporation’s post-split Common Stock, $0.001 par value, for each five shares of Common Stock, $0.001 par value, held by them prior to the reverse split. No scrip or fractional shares will be issued in connection with the reverse split and any fractional interest will be purchased by the Corporation for cash. The reverse split will not result in any modification of the rights of stockholders, and will have no effect on the stockholders’ equity in the Corporation except for a transfer from stated capital to additional paid-in capital. All shares returned to the Corporation as a result of the reverse split will be canceled and returned to the status of authorized and unissued shares. Except as specifically provided herein, the Corporation’s Articles of Incorporation shall remain unmodified and shall continue in full force and effect.
3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is : 51.9%.
4. Effective date of filing: 1/17/2009
5. Officer Signature (required):

/s/ Robert Gruder
Dated: January 15, 2009